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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                           American Select Portfolio
                                     (SLA)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   029570108
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  May 6, 1998
            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [x]

                              (Page 1 of 4 pages)
                             There are no exhibits

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                                  SCHEDULE 13D


CUSIP No. 029570108                                    Page  2  of  4  Pages
                                                            ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |__|
                                                                      (b) |x|


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       |__|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                    7    SOLE VOTING POWER

     NUMBER OF           187,709 Shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               187,709 Shares
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     187,709 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |__|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.57%
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14   TYPE OF REPORTING PERSON*

     IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1            Security and Issuer
                  Common Stock
                  American Select Portfolio, Inc.
                  Piper Capital Management
                  222 South Ninth Street
                  Minneapolis,  Minnesota   55402-3804

ITEM 2            Identity and Background
                  a) Karpus Management, Inc. d/b/a Karpus Investment Management
                     ("KIM")
                      George W. Karpus, President, Director and controlling stockholder
                      JoAnn VanDegriff, Vice President and Director
                      Sophie Karpus, Director
                  b) 14 Tobey Village Office Park
                       Pittsford, New York  14534
                  c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income).
                  d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
                  e) During the last five years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  f) Each of the Principals is a United States citizen KIM is a
                     New York corporation.

ITEM 3            Source and Amount of Funds or Other Considerations
                  KIM, an independent investment advisor, has accumulated shares of SLA on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4            Purpose of Transaction
                  KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of SLA fit the investment guidelines for various Accounts. Shares of the fund have been acquired since December 29, 1995.

                  KIM intends to influence management and the Board of Directors to represent shareholder interest and to take steps to close the discount to net asset at which the fund currently trades. On March 18, 1998 Piper Capital Management announced that it will recommend to the board of directors that the Fund adopt policies regarding share repurchases and that the Fund adopt an open market repurchase plan. This prompted



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                  KIM to withdraw any and all proposals made to the Fund.

ITEM 5            Interest in Securities of the Issuer
                  a) As of the date of this Report, KIM owns 187,709 Shares which represents 1.57% of the outstanding Shares. None of the Principals or KIM own any other Shares.
                  b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
                  c) Open market purchases began in December 29, 1995 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period. The following transactions have occurred in the last 120 days.

                                 Price per
Date                Shares         Share

      2/17/98       -3,200        12.125

       4/8/98       -3,749         12.06
       4/9/98       -1,000         12.06

      4/13/98       -3,400         12.06
      4/14/98      -10,799         12.06
      4/15/98         -700         12.06

                  The Accounts have the right to receive all dividends from, any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
                  Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of SLA securities.

ITEM  7           Materials to be Filed as Exhibits
                  Not applicable.



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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                              Karpus Management, Inc.

May 6, 1998                                   By:/s/George W. Karpus, President
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   Date                                                  Signature

                                                  George W. Karpus, President
                                                 ------------------------------
                                                       Name / Title